SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

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                                  SCHEDULE 13G

                          Information to be included in
             Statements filed pursuant to Rule 13d-1(b), (c) AND (d)

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                               VITAL LIVING, INC.
                               ------------------
                                (Name of Issuer)

                                  COMMON STOCK
                         ------------------------------
                         (Title of Class of Securities)

                                    92846Y100
                                 --------------
                                 (CUSIP Number)

                                  JULY 7, 2004
             -------------------------------------------------------
             (Date of event which requires filing of this Statement)

                 Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)

                                [x] Rule 13d-1(c)

                                [ ] Rule 13d-1(d)

                         (Continued on following pages)

                               (Page 1 of 9 Pages)

                                                                                          Page 2 of 9
------- -----------------------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        -----------------------------------------------------------------------------------------------
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        Crescent International Ltd.
------- -----------------------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                    (a)  [ ]
                                                                                            (b)  [x]
------- -----------------------------------------------------------------------------------------------
3.      SEC USE ONLY
------- -----------------------------------------------------------------------------------------------
4.      CITIZENSHIP OR PLACE OF ORGANIZATION:
        Bermuda
------- -----------------------------------------------------------------------------------------------
------------------------- ---- ------------------------------------------------------------------------
    NUMBER OF SHARES      5.   SOLE VOTING POWER
 BENEFICIALLY OWNED BY         6,313,114
 EACH REPORTING PERSON    ---- ------------------------------------------------------------------------
          WITH            6.   SHARED VOTING POWER None.
------------------------- ---- ------------------------------------------------------------------------
                          7.   SOLE DISPOSITIVE POWER 6,313,114
------------------------- ---- ------------------------------------------------------------------------
                          8.   SHARED DISPOSITIVE POWER None.
-------------------------------------------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         6,313,114
-------- ----------------------------------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                                           [ ]
-------- ----------------------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         9.05% (based on 69,721,183 shares of Common Stock issued and outstanding as of August 6, 2004 as stated in VTLV's Form 10-QSB for the fiscal quarter ended June 30, 2004
-------- ----------------------------------------------------------------------------------------------
12. TYPE OF REPORTING PERSON: OO
-------- ----------------------------------------------------------------------------------------------

                                                                                          Page 3 of 9
------- -----------------------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
        GreenLight (Switzerland) SA
------- -----------------------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                    (a)  [ ]
                                                                                            (b)  [x]
------- -----------------------------------------------------------------------------------------------
3.      SEC USE ONLY
------- -----------------------------------------------------------------------------------------------
4.      CITIZENSHIP OR PLACE OF ORGANIZATION:
        Switzerland
------- -----------------------------------------------------------------------------------------------
    NUMBER OF SHARES      5.   SOLE VOTING POWER
 BENEFICIALLY OWNED BY         6,313,114
 EACH REPORTING PERSON    ---- ------------------------------------------------------------------------
          WITH            6.   SHARED VOTING POWER None.
------------------------- ---- ------------------------------------------------------------------------
                          7.   SOLE DISPOSITIVE POWER 6,313,114
------------------------- ---- ------------------------------------------------------------------------
                          8.   SHARED DISPOSITIVE POWER None.
------------------------- ---- ------------------------------------------------------------------------
9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         6,313,114
-------- ----------------------------------------------------------------------------------------------
-------- ----------------------------------------------------------------------------------------------
10.      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                                           [ ]
-------- ----------------------------------------------------------------------------------------------
11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         9.05% (based on 69,721,183 shares of Common Stock issued and outstanding as of August 6, 2004 as stated in VTLV's Form 10-QSB for the fiscal quarter ended June 30, 2004
-------- -----------------------------------------------------------------------------------------------
12.      TYPE OF REPORTING PERSON: OO
-------- -----------------------------------------------------------------------------------------------

                                                                     Page 4 of 9
Item 1(a).          Name of Issuer.

                    VITAL LIVING, INC. ("VTLV")

Item 1(b).          Address of Issuer's Principal Executive Offices.

                    5080 North 40th Street
                    Suite 105
                    Phoenix, Arizona 85018

Item 2(a).          Names of Person Filing.

                    (i) Crescent International Ltd. ("Crescent")
                    (ii) GreenLight (Switzerland) SA ("GreenLight")


Item 2(b).          Address of Principal Business Office, or if none, Residence.

                    As to Crescent:
                    Clarendon House
                    2 Church Street
                    Hamilton H 11
                    Bermuda

                    As to GreenLight:
                    84, av. Louis Casai
                    CH-1216 Cointrin, Geneva
                    Switzerland

Item 2(c).          Citizenship.

                    As to Crescent:     Bermuda
                    As to GreenLight:  Switzerland

Item 2(d).          Title of Class of Securities.

                    Common Stock, par value $0.001 per share (the "Common
Stock").

Item 2(e).          CUSIP Number.

                    92846Y100

Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b), check whether the person filing is a:

                    Not applicable.

Item 4.           Ownership.

                  The information contained in Items 5 though 11 on the cover pages hereto is incorporated herein by reference. The 6,313,114 shares of Common Stock beneficially owned by Crescent include (i) 1,008,612 shares of Common Stock issuable upon conversion of a convertible note held by Crescent, and
                  (ii) 4,255,825 shares of Common Stock issuable upon exercise of a common stock purchase warrant held by Crescent.

                  Crescent is a wholly owned subsidiary of IICG (Bahamas) Limited, a Bahamas corporation residing at Norfolk House 10 Deveaux Street, Nassau, Bahamas.

                  GreenLight is a wholly owned subsidiary of Faisal Finance (Luxembourg) SA ("FFL"), a Luxembourg corporation residing at 3, rue Alexandre Fleming L-1525 Luxembourg.

                  GreenLight serves as the investment manager to Crescent, and as such has been granted investment discretion over investments including the Common Stock. As a result of its role as investment manager to Crescent, GreenLight may be deemed to be the beneficial owner, as defined in Rule 13d-3 under the Securities Exchange Act of 1934, of Common Stock held by Crescent. However, GreenLight does not have the right to receive any dividends from, or the proceeds from the sale of, the Common Stock held by Crescent and disclaims any ownership associated with such rights. Currently, Mel Craw and Maxi Brezzi, in their capacity as managers of GreenLight have delegated authority regarding the portfolio management decisions of Crescent with respect to the VTLV securities owned by Crescent. Neither of such persons has any legal right to maintain such delegated authority. As a result of such delegated authority, Messrs. Craw and Brezzi may be deemed to be the beneficial owners of Common Stock held by Crescent. However, neither of Messrs. Craw or Brezzi has any right to receive any dividends from, or the proceeds from the sale of, the Common Stock held by Crescent and disclaim beneficial ownership of such shares of Common Stock.

                  Accordingly, for the purposes of this Statement:

            (i) Crescent is reporting that it has the power solely to vote or direct the vote and the power to dispose or direct the disposition of, a total of 6,313,114 shares of Common Stock beneficially owned by it.

            (ii) GreenLight is reporting that it has the power solely to vote or direct the vote and the power to dispose or direct the disposition of, a total of 6,313,114 shares of Common Stock beneficially owned by it.

                                                                     Page 6 of 9
Item 5.             Ownership of Five Percent or Less of a Class.
                    Not applicable.

Item 6.             Ownership of More than Five Percent on Behalf of Another
                    Person.
                    Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.
                    Not applicable.

Item 8.             Identification and Classification of Members of the Group.
                    Not applicable.

Item 9.             Notice of Dissolution of Group.
                    Not applicable.

Item 10.            Certification.
                    By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction which could have that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                        Date:  October 18, 2004

                        CRESCENT INTERNATIONAL LTD.

                        By:  GreenLight (Switzerland) SA, as Attorney-in-Fact

                        By:  /s/ Mel Craw
                             ---------------------------
                             Name:  Mel Craw
                             Title: Authorized Signatory

                        By:  /s/ Maxi Brezzi
                             ---------------------------
                             Name:  Maxi Brezzi
                             Title: Authorized Signatory

                        GREENLIGHT (SWITZERLAND) SA

                        By:  /s/ Mel Craw
                             ---------------------------
                             Name:  Mel Craw
                             Title: Managing Director

                        By:  /s/ Maxi Brezzi
                             ---------------------------
                             Name:  Maxi Brezzi
                             Title:    Director

Exhibit Index

99.1     Agreement of Joint Filing - Filed herewith

99.2     Power of Attorney - Filed herewith